UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INTERNATIONAL ISOTOPES, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

45972C102

(CUSIP Number)

February 19, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45972C102

1.	Names of Reporting Persons Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 95,425,337

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,425,337

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 34.2%(1)

12.	Type of Reporting Person (See Instructions) IA

(1) Based on 278,888,188 shares of common stock of the Issuer issued and outstanding as of May 9, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

CUSIP No. 45972C102

1.	Names of Reporting Persons Christopher Grosso

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,613,540(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,277,777(1)

	8.	Shared Dispositive Power 10,335,763

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,613,540(1)

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☒
Excludes 85,089,574 shares of common stock owned by various investment advisory clients of Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

11.	Percent of Class Represented by Amount in Row (9) 4.52%(1)(2)

12.	Type of Reporting Person (See Instructions) IA

(1) Includes (i) 277,777 shares subject to warrants exercisable within 60 days of June 2, 2008 (ii) 2,000,000 shares subject to vested stock options exercisable within 60 days of June 2, 2008.

(2) Based on 278,888,188 shares of common stock of the Issuer issued and outstanding as of May 9, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

CUSIP No. 45972C102

1.	Names of Reporting Persons Thomas Kershner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,179,242

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,179,242

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,179,242

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☒
Excludes 89,246,095 shares of common stock owned by various investment advisory clients of Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

11.	Percent of Class Represented by Amount in Row (9) 2.22%(1)

12.	Type of Reporting Person (See Instructions) IA

(1) Based on 278,888,188 shares of common stock of the Issuer issued and outstanding as of May 9, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

Item 1.
	(a)	Name of Issuer International Isotopes, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4137 Commerce Circle, Idaho Falls, Idaho, 83401

Item 2.
	(a)	Name of Person Filing See Item 1 of each cover page.
	(b)	Address of Principal Business Office or, if none, Residence 480 Broadway, Suite 310, Saratoga Springs, New York 12866
	(c)	Citizenship See Item 4 of each cover page.
	(d)	Title of Class of Securities Common Stock, $.01 par value
	(e)	CUSIP Number 45972C102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:

As of June 2, 2008, Kennerman Associates, Inc. d/b/a Kershner Grosso & Co. had beneficial ownership of 95,425,337 shares of common stock, $.01 par value (“Shares”) of International Isotopes, Inc. (the “Issuer”) acquired for the accounts of certain of its investment advisor clients.  Christopher Grosso is a principal of Kennerman Associates, Inc., and may be deemed to have beneficial ownership of the Shares beneficially owned by Kennerman Associates, Inc.  Thomas Kershner is the President of Kennerman Associates, Inc., and may be deemed to have beneficial ownership of the Shares beneficially owned by Kennerman Associates, Inc.

The filing of this report shall not be construed as an admission that either Christopher Grosso or Thomas Kershner is, for  purposes of Section 13(d) or 13(g) of the Act or for any other purposes, the beneficial owner of the Shares.  Christopher Grosso disclaims beneficial ownership of 85,089,574 Shares covered by this Schedule 13G.  Thomas Kershner disclaims beneficial ownership of 89,246,095 Shares covered by this Schedule 13G.

(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4(a) above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The remainder of this page is intentionally blank

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

June 9, 2008
(Date)
/s/ Thomas Kershner
(Signature)
President
(Title)

Christopher Grosso

June 9, 2008
(Date)
/s/ Christopher Grosso
(Signature)
N/A
(Title)

Thomas Kershner

June 9, 2008
(Date)
/s/ Thomas Kershner
(Signature)
N/A
(Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).